P2 Solar, Inc.

Unit 204, 13569 – 76 Avenue

Surrey, British Columbia, Canada, V3W 2W3

September 2, 2009

Attn: Terence O’Brien

Attn: Melinda Hooker

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

P2 Solar, Inc.

Form 8-K Item 4.01 filed August 5, 2009

File No. 333-91190

Dear Ms. Hooker and Mr. O’Brien:

In connection with our written responses to the comment letters dated August 6, 2009, and August 31, 2009, P2 Solar, Inc. a Delaware corporation (the “Company”), hereby acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Sincerely yours,

P2 Solar, Inc.

/s/ Raj-Mohinder Gurm, Chief Executive Officer